SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

Trans World Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
89336R207
(CUSIP Number)
Neil S. Subin, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89336R207	13D	Page 2 of 6

1	NAME OF REPORTING PERSON
Neil S. Subin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[x]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,129,229
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,129,229
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,129,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.0%

14	TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Trans World Corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 545 Fifth Avenue, Suite 940, New York, New York 10017. The positions reported in this Schedule 13D were originally reported on a Schedule 13D filed by Lloyd I. Miller III (“Mr. Miller”) on February 15, 2013 (as subsequently amended (collectively, the “Miller Schedule 13D”)).

Item 2.	Identity and Background

This statement is filed by Neil S. Subin (“Mr. Subin” or the “Reporting Person”). The Reporting Person’s principal business address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of certain entities owned by or for the benefit of the family of the late Mr. Miller (the “Miller Family”) and other entities. During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Subin is a United States citizen. Mr. Subin assumed the roles described in Item 3 in relation to Milfam LLC and other entities related to the Miller Family on or about January 12, 2018, following the death of Lloyd I. Miller III. Mr. Subin does not have any pecuniary interest in any of the Common Stock of the Issuer owned by other Miller Family entities described in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The purpose of this filing is to report that Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

Mr. Miller was the managing member and manager of Milfam LLC (“Milfam LLC”). Milfam LLC is (i) the advisor to various entities, including LIM III - Trust A-4 (“LIM III - Trust A-4”), and MBM - Trust A-4 (“MBM - Trust A-4”) and (ii) the general partner of Milfam II L.P. (“Milfam II”). All of the Shares purchased by LIM III - Trust A-4 were purchased with funds generated and held by LIM III - Trust A-4. The aggregate purchase price for the Shares purchased by LIM III - Trust A-4 was approximately $1,564,824.00. All of the Shares purchased by MBM - Trust A-4 were purchased with funds generated and held by MBM - Trust A-4. The aggregate purchase price for the Shares purchased by MBM - Trust A-4 was approximately $1,564,822.00. All of the Shares Mr. Miller was deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $1,545,168.00.

Mr. Miller was the manager of LIMFAM LLC (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller was deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller was deemed to beneficially own as manager of LIMFAM LLC was $471,668.00.

Mr. Miller was the settlor of an individual retirement trust account (the “IRA”). All of the shares of Common Stock held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller. The purchase price for the shares of Common Stock held by the IRA was approximately $1,852.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4.	Purpose of the Transaction

The Common Stock covered by the Statement were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor as further described in the Miller Schedule 13D.

The purpose of this filing is to report that Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

The Reporting Person is in the process of deciding which investment approach with respect to the Issuer that the Reporting Person believes will maximize stockholder value. The Reporting Person will update this Schedule 13D as necessary and advisable to disclose any plans, proposals, or purposes with respect to the Issuer.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Subin does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Subin reserves the right to change plans and take any and all actions that Mr. Subin may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Subin in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Subin may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

(a)       Mr. Miller may have been deemed (and Mr. Subin may be deemed) to beneficially own 2,129,229 shares of Common Stock, which is equal to approximately 24.00% of the outstanding shares, based on 8,879,011 shares of Common Stock outstanding, as reported in the Company’s Form 10-Q filed on November 14, 2017. As of the date hereof, 659,948 of the shares of Common Stock are owned of record by LIM III - Trust A-4, 659,947 of the shares of Common Stock are owned of record by MBM - Trust A-4, 1,000 of such beneficially owned shares of Common Stock are owned of record by the IRA, 641,667 of such beneficially owned shares of Common Stock are owned of record by Milfam II, and 166,667 of such beneficially owned shares of Common Stock are owned of record by LIMFAM LLC.

(b)       Mr. Miller may have been deemed (and Mr. Subin may be deemed) to have sole voting and dispositive power for all such shares of Common Stock held of record by LIM III - Trust A-4, MBM - Trust A-4, the IRA, Milfam II and LIMFAM LLC.

(c)       Not Applicable.

(d)        Persons other than Mr. Subin have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities, including LIM III - Trust A-4, MBM - Trust A-4 and Milfam II.

(e)       Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits:

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2018

By:          /s/ Neil S. Subin

Neil S. Subin